Fraser and Company
Barristers and Solicitors
1200 - 999 West Hastings Street,
Vancouver, BC, V6C 2W2
Phone (604) 669-5244
Fax (604) 669-5791

May 14, 2002

BY EDGAR

Securities and Exchange Commission
450 Fifth Street N.W.
Washington D.C. 20549

Attention: John Reynolds, Assistant Director

Dear Mr. Reynolds:

Re:  Caddo Enterprises Inc. - Form SB-2 Registration Statement
Amendment No. 1 Filed January 11, 2002 - File No. 333-49510

Further to your letter dated February 8, 2002, we wish to advise the SEC that on February 15, 2002 a change of control of Caddo Enterprises Inc. was effected, whereby a Share Purchase Agreement was entered into and the Company filed a Form 8K with respect to this change of control. The board of directors has been replaced by a new board of directors and the new board does not wish to proceed with the SB-2 and requests that it be withdrawn. This will be reflected in the Company's Form 10QSB which is due to be filed on May 15, 2002.

With regard to questions 13 & 14 of your letter, with respect to the Form 8-K filing for the period December 24, 2001, since there was a change of control, the previous board of directors has requested that we prepare the Amendment and we have done so and filed the Amendment today by Edgar. With regard to question 15 of your letter, the previous board has filed their Form 3s and 4s by Edgar..

If you have any further questions, please address them to the writer.

Yours truly,

FRASER and COMPANY

Per:   "Ailin Wan"

Ailin Wan

encs